

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2010

By U.S. Mail and facsimile to (504) 576-2776

J. Wayne Leonard
Chairman and Chief Executive Officer
Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113

     Re: Entergy Corporation
           Form 10-K for Fiscal Year Ended December 31, 2009
           Filed February 26, 2010
           File No. 001-11299

Dear Mr. Leonard:

       We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director

cc: Theodore H. Bunting, Jr.
    Senior Vice President and Chief Accounting Officer
    Via facsimile to (504) 576-2187